[Old Line Bancshares, Inc. letterhead]

March 8, 2017

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:           Request for Acceleration of Effectiveness
Old Line Bancshares, Inc.
Registration Statement on Form S-3
File No. 333-215245 (the “Registration Statement”)

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Old Line Bancshares, Inc. hereby requests that the effectiveness for the above-captioned Registration Statement filed under the Securities Act be accelerated to 3:00 p.m., Eastern Time, on March 10, 2017, or as soon thereafter as practicable.

Very truly yours,

OLD LINE BANCSHARES, INC.

By:           /s/ Mark A. Semanie
Mark A. Semanie
Executive Vice President and Chief Operating Officer

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